Mail Stop 6010

July 15, 2005

Dr. Raymond V. Damadian
President, Chief Executive Officer and Chief Financial Officer
Fonar Corporation
110 Marcus Drive
Melville, New York 11747

RE: Fonar Corporation
 Form 10-K for the fiscal year ended June 30, 2004
    Filed September 16, 2004
    File No. 0-10248

Dear Dr. Damadian:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

     Sincerely,

     Martin F. James
     Senior Assistant Chief
Accountant
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